EXHIBIT 8

                   FORM OF OPINION OF SHUMAKER WILLIAMS, P.C.
                           OF CAMP HILL, PENNSYLVANIA
                     SPECIAL COUNSEL TO REGISTRANT AS TO THE
                     TAX TREATMENT OF PROPOSED TRANSACTIONS

                                      R-21

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              FORM OF TAX OPINION LETTER OF SHUMAKER WILLIAMS, P.C.


Board of Directors                          Board of Directors
FIRST PERRY BANCORP, INC.                   THE FIRST NATIONAL BANK
101 Lincoln Street                          OF MARYSVILLE
P. O. Box B                                 101 Lincoln Street
Marysville, Pennsylvania 17053-0017         P. O. Box B
                       Marysville, Pennsylvania 17053-0017

     Re: Merger of The First National Bank of Marysville with and into The First National Interim Bank of Marysville, a Subsidiary of First Perry Bancorp, Inc.

Dear Members of the Boards:

     You have asked for our opinion regarding certain federal income tax consequences of the merger of The First National Bank of Marysville (the "Bank") with and into The First National Interim Bank of Marysville (the "Surviving Bank") pursuant to which the shareholders of the Bank will receive voting common stock of the Surviving Bank's parent, First Perry Bancorp, Inc. (the "Holding Company").

     In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Plan of Reorganization, dated September 10, 1998, among the Holding Company, the Surviving Bank and the Bank (the "Plan of Reorganization"), the Plan of Merger, dated September 10, 1998, by and between the Bank and the Surviving Bank (the "Plan of Merger"), the First Perry Bancorp, Inc. Registration Statement, Form S-4, filed with the Securities and Exchange Commission on September 28, 1998, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon the facts contained in certain statements and representations previously made by executives of the Holding Company and the Bank, including facts contained in certain statements and representations made in a First Perry Bancorp, Inc. Officer's Certificate dated ___________, 1998 . The transactions under the Plan of Reorganization and the Plan of Merger are hereinafter collectively referred to as the "merger transaction".

     In rendering our opinion, we have assumed: (a) that all parties have the legal right, power, capacity and authority to enter into and perform all obligations under the Plan of Reorganization and

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the  Plan of  Merger;  (b) the due and  proper  execution  and  delivery  of all relevant or necessary instruments and documents; (c) the receipt of all federal and state regulatory approvals necessary to consummate the merger transaction; and (d) the satisfaction or proper waiver of any other conditions under the Plan of Reorganization and the Plan of Merger so that the merger transaction may be consummated. All statements in this letter regarding the federal income tax consequences of this merger transaction are based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated by the United States Department of Treasury (the "Regulations"), current positions of the Internal Revenue Service (the "IRS") as contained in published Revenue Rulings and Procedures, current published administrative positions of the IRS, and existing court decisions, all as in effect as of this date and each of which is subject to change at any time.

     Our opinion is based upon and assumes the following Factual Background and Assumptions relating to the merger transaction:

I.   Factual Background

     A. The Bank is a national banking association organized under the laws of the United States of America. The Bank is a full-service commercial bank which commenced operations in 1904. Its principal place of business is located at 101 Lincoln Street, Marysville, Pennsylvania. The Bank is authorized to issue 225,000 shares of common stock, par value Fifty Cents ($.50) per share, of which on June 30, 1998, 204,000 shares were issued and outstanding (the "Bank Common Stock"). The Bank Common Stock is the only class of security, authorized or outstanding, of the Bank. The Bank has approximately 110 shareholders. The Bank Common Stock is not publicly traded in any established market and, therefore, no price quotes are readily available. Recent sales of the Bank Common Stock have occurred solely between individuals in limited over the counter transactions and in direct, privately negotiated transactions. The most recent sale prior to the public announcement of the merger on June 8, 1998, as to which management of the Bank is aware of the sales price, occurred on January 5, 1998, at a price of Thirty-Nine Dollars ($39.00) per share.

     B. The Surviving Bank is also a national banking association organized under the laws of the United States of America. The Surviving Bank is being organized solely to engage in the merger transaction. The Surviving Bank is authorized to issue 2,000,000 shares of common stock, par value Twenty-Five Cents ($.25) per share (the "Surviving Bank Common Stock"). The Surviving Bank Common Stock is the only class of security, authorized or outstanding, of the Surviving Bank. In accordance with 12 U.S.C.Sections 21 et seq. (The "National Bank Act"), ten organizers of the Surviving Bank each have subscribed to purchase 4,000 shares of Surviving Bank Common Stock for Thirty Cents ($.30) per share. The organizers have executed a Stock Repurchase
          Agreement which requires that, at consummation of the merger transaction, the Holding Company will purchase the 40,000 shares held or to be purchased by these ten organizers for Thirty

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          cents ($.30) per share. In addition, the Holding Company will purchase
          368,000 shares of Surviving Bank Common Stock for Thirty Cents ($.30) per share.

     C. The Holding Company is a business corporation organized on August 14, 1998, under the laws of the Commonwealth of Pennsylvania. The Holding Company is solely organized to engage in the business and activities associated with bank holding companies. The Holding Company is authorized to issue 2,000,000 shares of common stock, par value Twenty-Five Cents ($.25) per share (the "Holding Company Common Stock"). The Holding Company Common Stock is the only class of security, authorized or outstanding, of the Holding Company. The Holding Company will issue 408,000 shares of Holding Company Common Stock to be exchanged for 204,000 shares of Bank Common Stock on a 2 to 1 basis in connection with the merger transaction pursuant to
          Section 7.2 of the Plan of Merger. The four incorporators of the Holding Company have each purchased one share of Holding Company Common Stock for Twenty-Five Cents ($.25) per share. The four incorporators have executed a Stock Repurchase Agreement which requires that, at consummation of the merger transaction, the Holding Company will purchase the 4 shares held by these four incorporators for Twenty-Five Cents ($.25) per share. After the consummation of the merger transaction, the Holding Company will have approximately 110 shareholders of record, less any dissenting shareholders who exercise their rights of appraisal and payment in cash for their stock pursuant to 12 U.S.C. Section 215 et seq. (the "National Bank Merger Act").

     D.   In order to comply  with  minimum  capitalization  requirements  under national banking laws, the Surviving Bank will be initially capitalized as follows: One Hundred Two Thousand Dollars ($102,000.00) in capital stock and Twenty Thousand Four Hundred Dollars ($20,400.00) in surplus. In order to provide the Surviving Bank with this required minimum capitalization at the time of the consummation of the merger transaction, the Holding Company temporarily will borrow One Hundred Twenty-Two Thousand Four Hundred Dollars ($122,400.00) from a non-affiliated Pennsylvania bank. The Holding Company will then purchase 368,000 shares of Surviving Bank Common Stock for One Hundred Ten Thousand Four Hundred Dollars ($110,400.00), or Thirty Cents ($.30) per share. Under the Plan of Reorganization, the organizers of the Surviving Bank may transfer their subscription rights for 40,000 shares of Surviving Bank Common Stock to the Holding Company immediately prior to the effective date of the merger transaction so that the Holding Company can purchase such shares for Twelve Thousand Dollars ($12,000.00), or Thirty Cents ($.30) per share.

     E. In accordance with the National Bank Merger Act, the Bank will merge with and into the Surviving Bank. Upon the effective date of the merger: (a) the separate corporate existence of the Bank will terminate; (b) the Surviving Bank will acquire all of the assets and assume all of the liabilities of the Bank; (c) the Surviving Bank will change its name to that of the Bank; and (c) the Surviving Bank will continue to carry on the banking business previously carried on by the Bank at the same principal offices. The approval of shareholders owning at least two-thirds of the outstanding stock of both the Bank and the Surviving Bank are required by law to approve the merger.

     F. The shareholders of the Bank will be entitled to receive two (2) shares of Holding Company Common Stock in exchange for each share of the Bank Common Stock held by the shareholder on the effective date of the merger. Pursuant to Section 7.2 of the Plan of Merger, each outstanding share of the Bank will be deemed to be converted into two
          (2) shares of the Holding Company Common Stock without any action on the part of the shareholder, and the outstanding certificates representing shares of stock of the Bank will thereafter represent shares of stock of the Holding Company at the one-to-two conversion ratio.

     G. Shareholders of the Bank who dissent to the merger, if any, will receive cash for their shares of stock in the Bank, pursuant to the National Bank Merger Act. After cash payment has been made to the dissenting shareholders, the shares of the Holding Company to which they would have been entitled must be sold at public auction or in such other manner as is approved by the Comptroller of the Currency. If these shares are sold at a price greater than the amount paid by the Bank to the dissenting shareholders, the excess must be paid to the dissenting shareholders.

     I. After the consummation of the merger transaction, the Surviving Bank and the Holding Company will file a consolidated return for federal income tax purposes.

II.  Assumptions

     A. The operation of the Bank, via the merger into the Surviving Bank and as a subsidiary of the Holding Company, will provide greater flexibility in financing, in engaging in non-banking activities, in protecting against an unfriendly takeover, and in responding to changes in Pennsylvania law that provide for expanded branching and multi-bank holding companies.

     B. The fair market value of the Holding Company Common Stock and other consideration received by each shareholder of the Bank will be approximately equal to the fair market value of the Bank Common Stock surrendered in exchange.

     C. There is no plan or intention by the shareholders of Bank to sell, exchange or otherwise dispose of a number of shares of Holding Company Common Stock received in the transaction that would reduce the Bank shareholders' ownership of Holding Company Common Stock to a number of shares having a value, as of the effective date of the merger transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding Bank Common Stock as of the same date. In addition, there were not any

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          transfers of Bank Common Stock by any  shareholders  thereof  prior to the effective date of the merger transaction which were made in contemplation of the merger transaction.

     D. The Surviving Bank will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Bank immediately prior to the merger transaction. For the purposes of this assumption, amounts paid by the Bank to shareholders who receive cash or other property, assets of the Bank used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Bank immediately preceding the merger transaction, are and will be included as assets of the Bank held immediately prior to the merger transaction. The Bank has not redeemed any Bank Common Stock, has not made any distribution with respect to any Bank Common Stock, and has not disposed of any of its assets in anticipation of or as a part of a plan for the acquisition of Bank by Surviving Bank.

     E. Prior to the merger transaction, the Holding Company will be in control of the Surviving Bank within the meaning of Code Section 368(c).

     F. Following the merger transaction, the Surviving Bank will not issue additional shares of its stock that would result in the Holding Company losing control of the Surviving Bank within the meaning of Code Section 368(c).

     G. The Holding Company has no plan or intention to redeem or otherwise reacquire any of its stock to be issued in the merger transaction.

     H. The Holding Company is the owner of all of the outstanding stock of Surviving Bank. The Holding Company has no plan or intention to liquidate the Surviving Bank; to merge the Surviving Bank with and into another corporation, other than the Bank as hereinabove described; to sell or otherwise dispose of the stock of the Surviving Bank; or to cause the Surviving Bank to sell or otherwise dispose of any of the assets of the Bank to be acquired in the merger transaction, except for dispositions made in the ordinary course of business, and transfers described in Code Section 368(a)(2)(C).

     I. The assumption by Surviving Bank of the liabilities of Bank pursuant to the merger transaction is for a bona fide business purpose and the principal purpose of such assumption is not the avoidance of federal income tax on the transfer of assets of Bank to Surviving Bank pursuant to the merger transaction.

     J. The liabilities of the Bank assumed by the Surviving Bank and the liabilities to which the transferred assets of the Bank are subject were incurred by the Bank in the ordinary course of its business, and are associated with the assets to be transferred. No liabilities of any person other than Bank will be assumed by Surviving Bank or Holding Company

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          in the  merger  transaction,  and  none  of the  shares  of Bank to be surrendered in exchange for Holding Company Common Stock in the merger transaction will be subject to any liabilities.

     K. Following the merger transaction, the Surviving Bank will continue the historic business of the Bank or use a significant portion of the Bank's business assets in a business.

     L. The Holding Company, the Bank, the Surviving Bank and the shareholders of the Bank will pay their respective expenses, if any, incurred in connection with the merger transaction.

     M. There is no intercorporate indebtedness existing between the Holding Company and the Bank or between the Surviving Bank and the Bank that was issued or acquired, or will be settled at a discount.

     N. No two parties to the merger transaction are investment companies as defined in Code Section 368(a)(2)(F).

     O. The Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

     P. The adjusted basis and fair market value of the Bank's assets to be transferred to the Surviving Bank will, in each instance, equal or exceed the sum of the Bank's liabilities to be assumed by the Surviving Bank, plus the liabilities, if any, to which the transferred assets are subject.

     Q. No stock of the Surviving Bank will be issued to any of the shareholders of the Bank in the merger transaction.

     R. There is no larger integrated transaction of which the merger transaction constitutes only one step.

     S. The expenses of the merger transaction and the amount to be paid to dissenters, if any, will not exceed ten percent (10%) of the fair market value of the net assets of the Bank.

     T. There are no fractional shares of the Bank Common Stock outstanding and no fractional shares will be issued or redeemed in the merger transaction.

     U. The Surviving Bank has no plan or intention of disposing of the assets of the Bank to be received by it in the merger transaction, other than in the ordinary course of business.

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     V.   None of the compensation received by any  shareholder-employees of the
          Bank will be separate consideration for, or allocable to, any of their shares of the Bank Common Stock; none of the shares of the Holding Company Common Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     W. There is no present plan or intention to issue any of the authorized common stock of the Holding Company in excess of the amounts described in this letter in the merger transaction.

     X. Prior to the effective date of the merger transaction, neither the Holding Company nor the Surviving Bank held either directly or indirectly any stock or securities in the Bank.

     Y. The payment of cash in lieu of fractional shares of the Holding Company Common Stock is solely for the purpose of avoiding the expense and inconvenience to the Holding Company of issuing fractional shares and does not represent separately bargained-for consideration.

     Based on the foregoing and subject to and specifically relying upon the aforesaid Factual Background and Assumptions and other matters herein referred to, it is our opinion that:

     1. Provided the merger of the Bank with and into the Surviving Bank qualifies as a merger under the applicable federal and state laws, the acquisition by the Surviving Bank of substantially all of the assets of the Bank in exchange for the Holding Company Common Stock and the assumption by the Surviving Bank of all of the liabilities of the Bank plus liabilities to which the acquired assets of the Bank may be subject, will qualify as a reorganization within the meaning of Code
          Section 368(a). For purposes of this opinion, "substantially all" means at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets of the Bank. The Holding Company, the Surviving Bank, and the Bank will each be "a party to a reorganization" within the meaning of Code Section 368(b).

     2. No gain or loss will be recognized to either the Holding Company, the Surviving Bank or the Bank on the transfer of substantially all of the Bank's assets to the Surviving Bank in exchange for the Holding Company Common Stock and the assumption by the Surviving Bank of all of the liabilities of the Bank plus the liabilities to which the acquired assets of the Bank may be subject.

     3. No gain or loss will be recognized to the shareholders of the Bank upon the exchange of their Bank Common Stock solely for the Holding Company Common Stock pursuant to

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          the Plan of Reorganization and Plan of Merger, except for that gain or loss which is recognized due to the receipt of cash which is received in lieu of the issuance of fractional shares of the Holding Company Common Stock.

     4. In the case of cash received by any shareholder of the Bank in lieu of the issuance of a fractional share of Holding Company Common Stock, gain or loss will be recognized by such shareholder to the extent of the difference between the amount the cash received and the adjusted tax basis of such fractional share interest.

     5. The shareholders of the Bank who dissent to the merger, if any, and who receive cash for their shares of Bank Common Stock will recognize gain or loss to the extent of the difference between the amount the cash received and the adjusted tax basis of such shares.

     6. The basis of the shares of the Holding Company Common Stock to be received by the shareholders of the Bank will be the same as the basis of the shares of Bank Common Stock exchanged therefor (reduced by any amount allocable to fractional share interests for which cash is received).

     7. The holding period of the shares of the Holding Company Common Stock to be received by the shareholders of the Bank will include the period during which the Bank Common Stock, surrendered in exchange therefor, was held by the shareholders of the Bank, provided the Bank Common Stock was held as a capital asset in the hands of the shareholders of the Bank at the time of the exchange.

     8.   Subject to limitations  under Code Sections 381 and 382 and certain U.
          S. Treasury Regulations promulgated under Code Section 1502, where applicable, Surviving Bank, as the surviving bank to the merger, will carry-over and take into account all accounting items and tax attributes, and tax basis and holding periods of the assets of the Bank.

     The opinions set forth in this letter are given and based upon the factual background and the existence of the assumed facts as hereinabove set forth, all as of the date of this letter. Should any facts or assumptions be otherwise than as hereinabove set forth or change after the date of this letter, no opinion is made or expressed with respect thereto or as to the legal, tax or other consequences thereof. We make no and disclaim any opinion as to any facts occurring after the date of this letter or as to the legal, tax or other consequences thereof. We assume no obligation to investigate, research or determine any facts or laws, rules or regulations occurring, existing or in effect after the date hereof, or to update or supplement any of the opinions herein expressed to reflect any facts or circumstances or changes in law that hereafter may occur or come to our attention.

     The Holding Company, the Bank and the Surviving Bank may rely upon this opinion letter. No other person, whether natural or otherwise, may rely upon this opinion letter, and it may not be disclosed to any other persons without our prior written consent.


                                                   SHUMAKER WILLIAMS, P.C.


                                      R-30